EXHIBIT 99.1

Galapagos creates new warrant plan

Mechelen, Belgium; 17 May 2017, 22.00 CET; regulated information -- Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its Board of Directors created 1,074,500 warrants under new warrant plans for the benefit of employees, future employees, directors and a consultant of the Company and its subsidiaries.

On 17 May 2017, the Board of Directors of Galapagos approved the "Warrant Plan 2017", a warrant plan intended mainly for certain (future) employees of the Company and its subsidiaries, and also for directors and an independent consultant of the Company, and the "Warrant Plan 2017 RMV," a warrant plan intended for certain employees of the Company's French subsidiary, Galapagos SASU, within the framework of the authorized capital. Under these warrant plans, 1,074,500 warrants were created, subject to acceptances, and offered to the beneficiaries of the plans.

The offer of warrants to directors was approved by the Annual Shareholders' Meeting held on 25 April 2017.

The warrants have an exercise term of eight years as of the date of the offer and have an exercise price of €80.57 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer). The warrants are not transferable and can in principle not be exercised prior to 1 January 2021. Each warrant gives the right to subscribe to one new Galapagos share. Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The warrants as such will not be listed on any stock market.

Galapagos' total share capital currently amounts to €274,854,440.18; the total number of securities conferring voting rights is 50,815,648, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 3,369,337, which equals the total number of voting rights that may result from the exercise of these warrants, and excludes the 1,074,500 warrants of Warrant Plan 2017 and Warrant Plan 2017 RMV, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements
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